UNITEDSTATE
SECURITIESANDEXCHANGE
Washington, D.C. 20549

11019331

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RECEIVED
MAR 0 1 2011
SEC MAIL PROCESSING SECTION
WASH, D.C.
189

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 65590 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **01/01/10** (MM/DD/YY) AND ENDING **12/31/10** (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Empirical Research Partners, LLC**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**477 Madison Avenue, 23rd Floor**
(No. and Street)

| **New York** | **NY** | **10022** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
**Michael Goldstein** **(212) 803-8010**
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Citrin Cooperman & Company, LLP**
(Name – *if individual, state last, first, middle name*)

| **529 Fifth Avenue** | **New York** | **NY** | **10017** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Michael Goldstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Empirical Research Partners, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/2014

Signature

Managing Partner

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# EMPIRICAL RESEARCH PARTNERS LLC
(A Limited Liability Company)

# STATEMENT OF FINANCIAL CONDITION

# DECEMBER 31, 2010

**EMPIRICAL RESEARCH PARTNERS LLC**
**(A Limited Liability Company)**
**DECEMBER 31, 2010**

## TABLE OF CONTENTS

CITRINCOOPERMAN
Attest & Assurance | Tax Compliance & Research | Specialty & Consulting



# INDEPENDENT AUDITORS' REPORT

To the Members
Empirical Research Partners LLC

We have audited the accompanying statement of financial condition of Empirical Research Partners LLC (the "Company) (a limited liability company) as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Empirical Research Partners LLC as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

February 24, 2011

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004
CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

**EMPIRICAL RESEARCH PARTNERS LLC**
**(A Limited Liability Company)**
**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2010**

## ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 31,102,992 |
| Receivable from clearing brokers | 1,179,840 |
| Commissions and fees receivable | 1,367,631 |
| Property and equipment, net of accumulated depreciation and amortization of $807,449 | 162,484 |
| Prepaid expenses and other assets | 441,507 |
| **TOTAL ASSETS** | $ 34,254,454 |

## LIABILITIES AND MEMBERS' EQUITY

| | |
|---|---|
| Liabilities: | |
| Accrued expenses and other liabilities | $ 12,226,962 |
| Commitment (Note 6) | |
| Members' equity | 22,027,492 |
| **TOTAL LIABILITIES AND MEMBERS' EQUITY** | $ 34,254,454 |

See accompanying notes to statement of financial condition.

## NOTE 1. ORGANIZATION

Empirical Research Partners LLC (the "Company") is a limited liability company formed pursuant to and in accordance with the Delaware Limited Liability Company Act. The Company commenced operations in 2003. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

## NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Property and Equipment
Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is based on the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the life of the lease.

Concentrations of Credit Risk
The Company maintains its cash and cash equivalents at more than one commercial bank in amounts that at times may exceed the federal insurance limit.

Cash and Cash Equivalents
The Company considers all highly liquid instruments with maturities of three months or less when purchased to be cash equivalents.

Income Taxes
The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company is not subject to federal or state income taxes. Taxes payable, if any, are the responsibility of the individual members. The Company is subject to the New York City Unincorporated Business Tax. With few exceptions, the Company is no longer subject to local income tax examinations by tax authorities for years before 2007.

## NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value Measurements

In January 2010, the FASB issued Accounting Standards Update ("ASU") No. 2010-06, *Improving Disclosures about Fair Value Measurements.* This update amends FASB ASC 820, *Fair Value Measurements and Disclosures,* to require new disclosures for significant transfers in and out of Level 1 and Level 2 fair value measurements, disaggregation regarding classes of assets and liabilities, valuation techniques, and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for Level 2 or Level 3. These disclosures are effective for reporting periods beginning after December 15, 2009. Additional new disclosures regarding the purchases, sales, issuances, and settlements in the rollforward of activity in Level 3 fair value measurements are effective for fiscal years beginning after December 15, 2010. The Company adopted certain of the relevant disclosure provisions of ASU 2010-06 on January 1, 2010, and will adopt certain other provisions on January 1, 2011.

Pursuant to FASB ASC 820, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Using the provisions within FASB ASC 820, the Company has characterized its investments in securities, based on the order of liquidity of the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the highest order of liquidity to quoted prices in active markets for identical assets or liabilities [Level 1], and the lowest order of liquidity to unobservable inputs [Level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

The Company's fair value measurements are classified into one of three categories as follows based on the measurement inputs:

*Level 1.* These are investments where values are based on unadjusted quoted prices for identical assets in an active market the Company has the ability to access. The investments are exchange-traded equity and over-the-counter securities.

*Level 2.* These are investments where values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the investments. These investments would be comprised of less liquid restricted securities and warrants that trade less frequently. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

*Level 3.* These are investments where values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect assumptions of management about the assumptions market that participants would use in pricing the investments.

## NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Commissions and Fees Receivable

Commission and fees receivable are stated at the amount the Company expects to collect. At December 31, 2010, there was no allowance for doubtful accounts. If the financial conditions of the Company's customers were to deteriorate, adversely affecting their ability to make payments, allowances for doubtful accounts would be provided.

Revenue Recognition

The Company prepares research in the areas of portfolio strategy, quantitative modeling for stock selection, and money management business strategy, which is provided to institutional investors. These include mutual funds, banks, insurance companies, pension funds, and hedge funds. The Company is compensated and receives its fee income for its research in three ways:

1. Commissions earned on transactions in which the Company acts as an introducing broker. The Company shares in this revenue with its clearing brokers.
2. Payments from other brokerage firms representing the transfer of commissions as directed by their clients.
3. Payments directly from clients.

For category one, revenue is recognized on a trade-date basis, while in categories two and three, it is recognized when the research is utilized by the customer and the customer advises the Company of its usage.

Subsequent Events

In February 2010, the FASB issued an update to authoritative guidance relating to subsequent events, which was effective upon the issuance of the update. The Company adopted this authoritative guidance on December 31, 2010. The update to the authoritative guidance relating to subsequent events removes the requirement for SEC filers to disclose the date through which subsequent events have been evaluated in both issued and revised financial statements.

The adoption of this update to the authoritative guidance relating to subsequent events did not impact the Company's financial position or operating results other than removing the disclosure. The Company evaluates events occurring after the date of the statement of financial condition for potential recognition or disclosure in its statement of financial condition. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its statement of financial condition.

## NOTE 3. RECEIVABLE FROM CLEARING BROKERS

The clearing and depository operations for the Company's security transactions are provided primarily by brokers pursuant to clearance agreements. At December 31, 2010, the amount receivable from clearing brokers represents commissions earned as an introducing broker for the transactions of its customers.

The Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from customer accounts introduced by the Company. At December 31, 2010, there were no significant unsecured amounts owed to the clearing brokers by these customers in connection with normal margin, cash, and delivery against payment transactions.

## NOTE 4. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2010:

| | | Estimated Useful Life |
|---|---|---|
| Computer equipment | $ 288,465 | 2 years |
| Leasehold improvements | 681,468 | Lease term |
| | 969,933 | |
| Less: accumulated depreciation | (807,449) | |
| Property and equipment, net | $ 162,484 | |

## NOTE 5. EMPLOYEE BENEFIT PLAN

In 2006, the Company adopted a 401(k) retirement savings plan for all eligible employees. Under the plan, eligible participating employees may elect to contribute the maximum allowed by law. The Company may make profit-sharing contributions that are determined by the managing member according to a discretionary formula in an amount determined each year. Participants are fully vested in their contributions at all times, and the Company's profit-sharing contributions vest immediately. No amount for profit-sharing contributions was due at December 31, 2010.

## NOTE 6. COMMITMENT

The Company leases office space under a noncancelable lease expiring in October 2012. The approximate future minimum annual lease payments are as follows:

| Year ending December 31: | |
|---|---|
| 2012 | $ 192,000 |

The lease contains provisions for escalations based on increases in certain costs incurred by the lessor. Rent expense was approximately $302,512 for the year ended December 31, 2010.

"Other assets" includes a certificate of deposit that collateralizes a letter of credit for the benefit of the landlord in the approximate amount of $62,000.

## NOTE 7. FAIR VALUE MEASUREMENTS

As of December 31, 2010, all of the Company's money market fund accounts (fair value aggregating approximately $30,260,000, which approximates cost and is included in cash and cash equivalents in the accompanying statement of financial condition) were considered to be Level 1 in the valuation hierarchy, valued based upon quoted prices in markets that are not active and which the Company has the ability to access.

The following table summarizes the Company's assets required to be measured fair value on recurring basis at December 31, 2010:

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Money Market Funds | $ 30,260,000 | $ - | $ - | $ 30,260,000 |

There were no liabilities required to be measured at fair value on a recurring basis at December 31, 2010.

## NOTE 8. NET CAPITAL REQUIREMENT

As a broker-dealer and member organization of FINRA, the Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15:1. Net capital and aggregate indebtedness change from day to day. At December 31, 2010, the Company had net capital of approximately $17,938,000, which was in excess of its requirement of approximately $815,000. At December 31, 2010, the Company's percentage of aggregate indebtedness to net capital was 68%.

## NOTE 9. OTHER MATTERS

As a limited liability company, the members are not personally liable for any of the debts, obligations, losses, claims, or judgments on any of the liabilities of the Company, whether arising in tort, contract, or otherwise, except as provided by law.